Jocelyn M. Arel 617.570.1067 jarel @goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

May 3, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attention: Pamela A. Long

Re:	BioAmber Inc.

Amendment No. 4 to the Registration Statement on Form S-1

Filed April 3, 2012

File No. 333-177917

Ladies and Gentlemen:

This letter is being furnished on behalf of BioAmber Inc. (the “Company”) in response to comments contained in the letter dated April 11, 2012 (the “Letter”) from Pamela A. Long of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Jean-François Huc, President and Chief Executive Officer of the Company, with respect to Amendment No. 4 to the Company’s Registration Statement on Form S-1 (File No. 333-177917) that was filed with the Commission on April 3, 2012 (the “Registration Statement”). The Company is concurrently filing Amendment No. 5 to the Company’s Registration Statement (“Amendment No. 5”), including the prospectus contained therein, which includes changes that reflect responses to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized, and, unless otherwise indicated, all page references in the Company’s response are to Amendment No. 5 as marked. The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. Copies of this letter are being sent under separate cover to Erin K. Jaskot and Craig E. Slivka of the Commission.

For reference purposes, the text of the Letter has been reproduced herein with responses below each numbered comment. The Company has acknowledged to us that it is responsible for the accuracy and adequacy of the disclosures made in Amendment No. 5 and it has authorized this firm to respond to the Letter as follows:

United States Securities and Exchange Commission Division of Corporation Finance Attention: Pamela A. Long May 3, 2012 Page 2

Risk Factors, page 12

We have generated only limited sales of bio-succinic acid . . ., page 14

Comment No. 1 We note your response to comment four of our letter dated March 27, 2012. Please clarify your current relationship with International Flavor and Fragrances, Inc. For instance, what percentage of your recent revenues is generated from your agreement? We may have further comments upon reviewing your response.

RESPONSE: The Company respectfully advises the Staff that in response to Comment No. 4 of the letter dated March 27, 2012, the Company plans to file its supply agreement with International Flavor and Fragrances, Inc. as an exhibit to the Registration Statement by pre-effective subsequent amendment to the Registration Statement as soon as practicable and plans on submitting a confidential treatment request for certain portions of that supply agreement.

Our Strategic Relationships, page 90

Comment No. 2 We note that on page F-36 you disclose your aggregate commitments for annual minimum royalty payments. Please revise your disclosure in “Our Strategic Relationships” to disclose for each agreement, as applicable, the potential range of royalty payments, any material guaranteed annual minimum payments or minimum royalty payments, the total aggregate up-front, annual, and royalty payments paid to date, and the aggregate milestone payments to be paid.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure regarding royalty payments in “Our Strategic Relationships” to provide additional disclosure regarding royalties on pages 96, 97 and 98, however the Company has not disclosed exact amounts of royalty and milestone payments since it would cause the Company competitive harm to do so. The Company is in the process of revising its Confidential Treatment Request application to more specifically address such competitive harm.

United States Securities and Exchange Commission Division of Corporation Finance Attention: Pamela A. Long May 3, 2012 Page 3

Financial Statements

Consolidated Statements of Operations, page F-3

Comment No. 3 We note your response to comment eight of our letter dated March 27, 2012. You determined that the $10,000, which is currently reflected as net of research and development expenses, should have been reported as revenue and costs of goods sold for the six months ended December 31, 2010. Given that this $10,000 reflects approximately 13% of total revenues and gross profit for the six months ended December 31, 2010, please provide us with a comprehensive materiality analysis pursuant to SAB Topics 1:M and 1:N which addresses your consideration of both quantitative and qualitative factors in determining that this error was not material.

RESPONSE: The Company respectfully advises the Staff that the $10,000 from the sale of products and the associated costs of goods sold for the six months ended December 31, 2010 resulted from the sale of samples of succinic acid to one customer for testing in their applications. This sale was incidental to the Company’s main business operations, which was focused on research and development on its succinic acid manufacturing process. For the six months ended December 31, 2010, the Company’s research and development expenses were $4.841 million. These expenses included the manufacturing expenses incurred in the Company’s demonstration facility. The sale was not expected and resulted from a customer decision to pay the Company for a sample manufactured in the demonstration facility. The Company respectfully acknowledges that the transaction should have been reported separately as revenue with the associated costs of goods sold; however, the Company respectfully advises the Staff that it has analyzed the materiality of the transaction under SAB Topic 1:M and 1:N to determine whether the transaction was material and therefore required to be shown separately as product revenue and costs of goods sold. The Company has determined that a reasonable person using the financial statements would not consider this correction to be important to the consolidated financial statements.

Per SAB Topic 1:M, the use of a percentage as a numerical threshold may provide the basis for a preliminary assumption that, without considering all relevant circumstances, a deviation of less than the specified percentage with respect to a particular item on the registrant’s financial statements is unlikely to be material. The Company acknowledges that although the Staff has no objection to such a “rule of thumb” as an initial step in assessing materiality, quantifying, in percentage terms, the magnitude of a misstatement is only the beginning of an analysis of materiality; it cannot appropriately be used as a substitute for a full analysis of all relevant considerations. Materiality concerns the significance of an item to users of a registrant’s financial statements. A matter is “material” if there is a substantial likelihood that a reasonable person would consider it important.

United States Securities and Exchange Commission Division of Corporation Finance Attention: Pamela A. Long May 3, 2012 Page 4

The Company respectfully advises the Staff that it has determined that the correction of the misstatement would result in an increase of $10,000, or 13%, to revenue and a related increase to research and development expenses. The correction would have no impact on the operating loss of $6.697 million or the net loss of $2.113 million for the period ended December 31, 2010. Based on the guidance noted above, the Company also considered the following qualitative factors, which are identified in SAB Topic 1:M, to determine if this misstatement is material:

1 – Does the misstatement mask a change in earnings or other trends?

Response: The correction of the misstatement would have no impact on the Company’s operating loss of $6.697 million or the Company’s net loss of $2.113 million for the period ended December 31, 2010 and therefore the Company has concluded that it would not mask a change in earnings. The correction would show that the Company had incidental sales of products for the first time during the period ended December 31, 2010; however, the Company was not focused on generating product revenue as succinic acid was still in development stages.

2 – Does the misstatement hide a failure to meet analysts’ consensus expectations for the enterprise?

Response: There were no expections to sell product during the period ended December 31, 2010 and therefore the correction of the misstatement would not meet or fail to meet any expectations of analysts.

3 – Does the misstatement change a loss into income or vice versa?

Response: The misstatement does not change a loss into income or vice versa as it has no impact on the Company’s operating loss or net loss.

4 – Does the misstatement concern a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s operations or profitability?

Response: The Company views its operations and manages its business as one segment. As a result, the misstatement only impacts the Consolidated Statement of Operations.

5 – Does the misstatement affect the registrant’s compliance with regulatory requirements?

Response: The misstatement does not impact the Company’s compliance with regulatory requirements.

6 – Does the misstatement affect the registrant’s compliance with loan covenants or other contractual requirements?

Response: The misstatement does not affect the Company’s compliance with any loan covenants or other contractual requirements.

United States Securities and Exchange Commission Division of Corporation Finance Attention: Pamela A. Long May 3, 2012 Page 5

7 – Does the misstatement have the effect of increasing management’s compensation (such as by satisfying requirements for the award of bonuses or other forms of incentive compensation)?

Response: The misstatement did not have the effect of increasing management’s compensation.

8 – Does the misstatement involve concealment of an unlawful transaction?

Response: The misstatement does not involve concealment of an unlawful transaction.

SAB Topic 1:N is applicable when considering the effects of prior year misstatements when quantifying misstatements in current year financial statements. The Company respectfully advises the Staff that the misstatement noted above has no impact on the current year financial statements and therefore a materiality analysis under SAB Topic 1:N is not considered necessary.

Based on the above analysis, the Company respectfully advises the Staff that it has determined that a reasonable person using the financial statements would not consider this correction to be important to the consolidated financial statements. Therefore, the Company recorded the revenues and associated costs of goods sold as a net amount in research and development expenses.

Notes to the Financial Statements

16. Income Taxes, page F-41

Comment No. 4 We note your response to comment 10 of our letter dated March 27, 2012. Please help us better understand how you determined it was appropriate to record interest and penalties related to unrecognized tax benefits resulting from intercompany sales of assets as prepaid tax expense. Please correspondingly expand your disclosures.

RESPONSE: The Company makes reference to ASC 740-10-25-3e, which provides that income taxes paid on intercompany profits on assets remaining within the group are accounted for under the requirements of Subtopic 810-10. Per ASC 810-10-45-8, if income taxes have been paid on intercompany profits on assets remaining within the consolidated group, those taxes shall be deferred. The Company respectfully advises the Staff that it has included this deferral in value added tax, income taxes and other receivables on its balance sheet as of December 31, 2011. The Company’s policy is to amortize or recognize prepaid tax expense associated with intercompany transfers of amortizable assets as tax expense when the asset is amortized, when the asset is sold or if the asset is impaired.

The Company respectfully advises the Staff of the Company’s understanding that an enterprise should consider the facts and circumstances of each transaction to determine whether the underlying principles of ASC Topic 810 should be applied. As part of the Company’s review of the intercompany transactions that resulted in an unrecognized tax benefit, the Company determined that these transactions were deemed to be an intercompany sale. As a result, the Company has applied the guidance provided in ASC 810 to this intercompany sale of assets. In addition, the Company has applied the guidance in ASC 810 to the interest and penalties related to unrecognized tax benefits associated with this intercompany sale in order to account for all of the tax expense, which includes the interest and penalties, associated with this transaction on a consistent basis. The Company respectfully advises the Staff that the Company to amortize this prepaid tax expense over the life of the transferred assets.

United States Securities and Exchange Commission Division of Corporation Finance Attention: Pamela A. Long May 3, 2012 Page 6

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If you require additional information, please telephone either Michael J. Minahan at (617) 570-1021 or the undersigned at (617) 570-1067.

Sincerely,

/s/ Jocelyn M. Arel Jocelyn M. Arel, Esq.

cc:	Jean-François Huc, BioAmber Inc.

Andrew Ashworth, BioAmber Inc.

Michael J. Minahan, Esq., Goodwin Procter LLP

Angelo Bracaglia, Deloitte & Touche LLP